PETECH ENTERPRISES, INC
PeTech Enterprises, Inc.
5707 Spanish Oak, Houston, Texas 77066

APPRAISAL REPORT

ON CERTAIN PROPERTIES

owned by

TORCHLIGHT ENERGY RESOURCES, INC.

(HUNTON)

As of

December 31, 2015

February 29, 2016

Mr. John Brda

Chief Executive Officer

Torchlight Energy Resources, Inc.

5700 W. Plano Parkway #3600

Plano, TX 75093

Dear Mr. Brda,

At your request PeTech Enterprises, Inc. ("PEI") has prepared an estimate of certain hydrocarbon reserves owned by Torchlight Energy Resources, Inc. ("TER") in the State of Texas as of December 31, 2015. This evaluation was completed by February 29, 2016.

These estimates include only proved reserves and were prepared in accordance with the United States Securities and Exchange Commission ("SEC") guidelines rule 4-10 Regulation S-X for evaluating and reporting oil and gas reserves. Rule 4-10 defines reserves as **"…those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. ……..Reserves which can be produced through the application of improved recovery technique…..Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-months period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. A more complete description of the rule is attached as an Appendix.**

Acceptable evaluation geological, engineering and accounting (cost, taxes, etc.) practice principles were utilized to reach the results of this evaluation. Results were based on historical oil, gas and water production information, geological maps, logs and offsetting lease analogies. The evaluation is based on information provided by the company. Data such as production rates, lease operating costs, ownership interests and projections for future activities were relied on to be true. In all cases PEI has reviewed the data to ensure reasonable values, consistency and dependability.

OPERATIONS

This evaluation covers the company operation in Kingfisher County, OK. TER participated in the projects as a non-operator, with the operation conducted by Husky Ventures, Inc.

Production is from the Paleozoic age Hunton Group. The Hunton is a well-known oil and gas producing formation, and recently has been developed by drilling horizontal wells. The vertical depth to the target is approximately 8,000 feet and the horizontal section may reach 4,000 feet for a total well length of 12,000-14,000 feet. Spacing of 160

acres per well are anticipated in the future. TER currently owns interest in one producing well, the Judy 1-15H. The initial rate of production for this well was 10,000 barrels of oil per month and gas production reached 94 MMcf per month. Production profile for the well had a typical hyperbolic decline which trends to a level production in future years. It is anticipated that the ultimate recovery for the Judy 1-15H will reach 79 MB and close to 1.4 Bcf.

The area is primed for additional development should product prices improve. Under the yearend price environment these proved undeveloped wells were un-economical.

PRODUCTS PRICE The twelve months unweighted average of first day of the month NYMEX prices for oil and gas were used in calculating the 2015 average price resulting in \$2.59/MMBtu and \$50.28/B.

Oil and gas price differentials were provided by TER and utilized in this evaluation. The average oil and gas prices were held constant throughout the economic life of the leases. It should be noted that gas production from the Hunton formation contains high heating value (BTU) and contains natural gas liquids. The gas is processed in plants which remove the liquids. The liquids are sold separately under sales agreements that contains sharing of revenue. The net result of the revenue generated from liquids sales were added to the residual gas sales and the combined value is reflected as an increase in the heating value and price fees. Individual monthly run sheets were made available by TER.

OPERATING EXPENSES and CAPITAL COSTS reccurring lease operating expenses were provided by the company and accepted when seemed reasonable for the type of operation and area. Lease operating expenses were held constant throughout the life of the reserve. The operating costs were split between operating expenses and water disposal costs and were calculated on a lease basis. Abandonment cost OF \$75,000 was included for the well.

TAXES

Production and ad valorem taxes were based on the Oklahoma rates, including a tax reduction to 1.2% of revenue for the first 48 months.

Hedge values were not considered in this evaluation.

Note that oil and gas reserves as well as gross and net revenues are ESTIMATES that may change as additional production and other technical data become available or prices change. All estimates are subject to change due to the inherent uncertainty in the application of judgmental factors as well as regulatory environment.

PEI did not physically visit any of the fields, PEI accepted as true all ownership interests. PEI has not evaluated any potential environmental liability. PEI does not own economic interest in any of the company's assets.

AS OF December 31, 2015

	PROVED DEVELOPED PRODUCING	
	OIL, MB	GAS MMCF
GROSS RESERVES	79.0	1,102.0
NET RESERVES	1.9	34.4

Values of proved reserves in this report are expressed in terms of ESTIMATED future gross revenue, future net revenue, and present worth using a discount factor of 10%. Future gross revenue is the revenue which will accrue to the appraised interests from production and sale of the estimated net reserves. Net revenue is the gross revenue less production and ad valorem taxes, operating expenses and capital costs. Operating expenses include direct field expenses but exclude general administration costs. Federal income tax was not included in this analysis.

AS OF DECEMBER 31, 2015

	PROVED DEVELOPED PRODUCING
FUTURE GROSS INCOME,M$	227.9
PRODUCTION AND ADVALOREM TAX, M$	2.7
OPERATING EXPENSES, M$	93.9
CAPITAL COST, M$	0
FUTURE NET REVENUE, M$	131.3
PRESENT VALUE, DISC AT 10%, M$	112.6

Submitted,

Amiel David, P.E. #50970

For PeTech Enterprises, Inc. Registration # F-15360

STATE OF TEXAS
AMIEL DAVID
50970
REGISTERED
PROFESSIONAL ENGINEER

Date : 02/29/2016 2:58:10PM
JUDY 1-15H - 1-15H
SOONER TREND Field, KINGFISHER (OK) Co., OK
Operator : HUSKY VENTURES INC
Reservoir : HUNTON

TORCHLIGHT ENERGY, INC
Reserve and Economic Projection
As of 1/1/2016
JUDY 1-15H

Proved Producing

Year	Wells	Estimated 8/8 Ths Production Oil Mbbl	Estimated 8/8 Ths Production NGL Mgal	Estimated 8/8 Ths Production Gas MMcf	Net Production Oil Mbbl	Net Production NGL Mgal	Net Production Gas MMcf	Oil $/bbl	NGL $/gal	Gas $/Mcf
2016	1	7.79	0.00	131.84	0.61	0.00	10.28	50.28	0.00	3.85
2017	1	4.86	0.00	86.00	0.38	0.00	6.71	50.28	0.00	3.85
2018	1	3.47	0.00	63.44	0.27	0.00	4.95	50.28	0.00	3.85
2019	1	2.66	0.00	50.00	0.21	0.00	3.90	50.28	0.00	3.85
2020	1	2.14	0.00	41.21	0.17	0.00	3.21	50.28	0.00	3.85
2021	1	1.77	0.00	34.80	0.14	0.00	2.71	50.28	0.00	3.85
2022	1	1.51	0.00	30.12	0.12	0.00	2.35	50.28	0.00	3.85
2023	1	0.16	0.00	3.29	0.01	0.00	0.26	50.28	0.00	3.85
Sub-T		24.37	0.00	440.69	1.90	0.00	34.37	50.28	0.00	3.85
After		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		24.37	0.00	440.69	1.90	0.00	34.37	50.28	0.00	3.85
Cum.		54.67	0.00	661.59						
Ult.		79.03	0.00	1,102.28						

Year	Company Future Gross Revenue Oil M$	NGL M$	Gas M$	Other M$	Total M$	Prod & Adv Taxes Prod Tax M$	Adv Tax M$	Revenue after Sev & Adv M$
2016	30.56	0.00	39.60	0.00	70.15	0.84	0.00	69.31
2017	19.06	0.00	25.83	0.00	44.89	0.54	0.00	44.35
2018	13.59	0.00	19.05	0.00	32.65	0.39	0.00	32.26
2019	10.43	0.00	15.02	0.00	25.44	0.31	0.00	25.14
2020	8.40	0.00	12.38	0.00	20.78	0.25	0.00	20.53
2021	6.96	0.00	10.45	0.00	17.41	0.21	0.00	17.20
2022	5.92	0.00	9.05	0.00	14.97	0.18	0.00	14.79
2023	0.64	0.00	0.99	0.00	1.63	0.02	0.00	1.61
Sub-T	95.56	0.00	132.37	0.00	227.93	2.74	0.00	225.19
After	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	95.56	0.00	132.37	0.00	227.93	2.74	0.00	225.19

Year	Deductions Lease Net Costs M$	Net Investments M$	Trans. Costs M$	Net Profits M$	Future Net Income Before Income Taxes Undiscounted Annual M$	Undiscounted Cumulative M$	Discounted Ann @ 10.00% M$	Disc. Cum. Annual @ 10.00% M$
2016	13.20	0.00	0.00	0.00	56.11	56.11	53.79	53.79
2017	13.20	0.00	0.00	0.00	31.15	87.27	27.12	80.90
2018	13.20	0.00	0.00	0.00	19.06	106.32	15.07	95.98
2019	13.20	0.00	0.00	0.00	11.94	118.26	8.58	104.56
2020	13.20	0.00	0.00	0.00	7.33	125.59	4.79	109.35
2021	13.20	0.00	0.00	0.00	4.00	129.60	2.38	111.74
2022	13.20	0.00	0.00	0.00	1.59	131.18	0.86	112.60
2023	1.53	0.00	0.00	0.00	0.08	131.26	0.04	112.64
Sub-T	93.93	0.00	0.00	0.00	131.26	131.26	112.64	112.64
After	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	93.93	0.00	0.00	0.00	131.26	131.26	112.64	112.64

Eco. Indicators

Return on Investment (disc) :	0.000
Return on Investment (undisc) :	0.000
Years to Payout :	0.00
Internal Rate of Return (%):	0.00

Ownership Interests

	Initial	1st Rev.	2nd Rev.
W. I. :	0.10000000	0.00000000	0.00000000
Net R. I. :	0.07800000	0.00000000	0.00000000
Rev. Date :			

Present Worth Profile (M$)

PW 5.00% :	121.08
PW 8.00% :	115.83
PW 9.00% :	114.21
PW 12.00% :	109.65
PW 15.00% :	105.53
PW 20.00% :	99.47

Case Name: JUDY 1-15H
Field: SOONER TREND
County,State: KINGFISHER (OK),OK

Oper: HUSKY VENTURES INC

Disc Value: 112.64 M$



Water (bbl/mon) O
Gas (Mcf/mon) ▽
GOR (scf/bbl) ◇
Oil (bbl/mon) ▼
10000
1000
100
10000
1000
100
10000
1000
100
14
18
22
26
30
34
38
42
46
50
54